

July 13, 2011

<u>Via Facsimile 610.832.4919</u>
Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

> **Re:** **Brandywine Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-9106**
>
> **Brandywine Operating Partnership, L.P.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-24407**

Dear Mr. Sipzner:

We have reviewed your response dated June 10, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

Form 10-K for the fiscal year ended December 31, 2010

Item 2 - Properties, page 16

1.   We note your response to comment 2 in our letter dated May 26, 2011. To the extent
        reflecting the impact of tenant concessions in your average rent disclosure would have a
        material impact on such disclosure, including with respect to analyzing period to period
        trends in changes in average rents, please revise your disclosure in future Exchange Act
        periodic reports to quantify the impact of concessions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Comparison of twelve-months ended December 31, 2010 to the twelve months-ended December
31, 2009, page 50

2.   We have considered your response to comment 8 in our letter dated May 26, 2011. We
        continue to believe that disclosure regarding your leasing activities for the period,
        including the volume of new and renewed leases, the related leasing and tenant-
        improvement costs, the relationship between new and renewal rent rates to prior leases,
        and the net absorption rate, would be useful to investors analyzing your other disclosure
        regarding your business, properties and results of operations. Please provide leasing
        disclosure in your future periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

Critical Accounting Policies and Estimates, page 44

Revenue Recognition

3.   We note your response to prior comment 5 and reissue the comment in part. ASC 840-
        10-25-7 indicates for a lessor, minimum lease payments comprise the payments described
        in paragraphs 840-10-25-5 through 25-6. It is not clear how the conditions in the bullet
        points outlined in your response conform to the accounting literature describing what
        comprises a minimum lease payment. Please tell us the accounting literature relied upon
        to record deferred revenue and amortize such amounts to revenue over the lease term for
        certain improvement funded by tenants that are considered to be landlord assets. Please
        also tell us what you consider to be capital expenditures and what amounts paid by the
        lessee are similar to repairs and maintenance.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding the comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Mike McTiernan, Assistant Director at 202.551.3852 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant